Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following are slides from a presentation given by Francis deSouza, President and Chief Executive Officer of Illumina, Inc. (the “Company”), at the J.P. Morgan Healthcare Conference held on January 11, 2021, which were made available on the Company’s Investor Relations website (http://investor.illumina.com).
 J.P. Morgan39th Annual Healthcare Conference  Francis deSouza  President & Chief Executive Officer  January 11, 2021

 Cautionary Notes on Forward-Looking Statements  This presentation contains “forward-looking statements ”within the meaning of the federal securities laws, including Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934,as amended. In this context, forward looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target, ”similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed. Important risk factors that may cause such a difference include, but are not limited to: (i) the impact to our business and operating results of the COVID-19 pandemic, (ii) changes in the rate of growth in the markets we serve; (iii) the volume, timing and mix of customer orders among our products and services, (iv) our ability to adjust our operating expenses to align with our revenue expectations, (v) the outcome of the pending acquisition of GRAIL, Inc., (vi) legislative, regulatory and economic developments, (v) the other risks described in the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and in the registration statement on Form S-4 filed with the SEC on November 25, 2020, and (vii) management’s response to any of the aforementioned factors.  2

 Pandemic Highlights Sequencing’s Essential Role in Global Health  Identified novel coronavirus  Enabled development of vaccines and PCR-based tests  Identification of new strains and transmission tracking  3

   Illumina Had a Strong Close to 2020  -9%  ~$3,236M  YoY  Preliminary 2020 Results  ~$950M  ~$1.20   Preliminary Q4 2020 Results  $ Millions   Non-GAAP EPS  QoQ  -10%  -26%  +26%  +20%  YoY  2%  -25%  -12%  Flat  ~$1.71    GAAP EPS  4  Record Orders   Revenue  Revenue

   Robust 2020 Instrument Placements  NovaSeq™  ~185  MiSeq™  ~655  NextSeq™ 2K/1K  ~255  NextSeq™ 550  ~380  MiniSeq™  ~195  iSeq™  ~380  >17,000  2020 Shipments  RECORD NEXTSEQ SHIPMENTS  5  >2,000  Installed Base  >7,300  Global Customers

 NovaSeqTM is Our Most Successful Sequencer in History  1st sequencerto exceed $1B annual revenue  >1,100Installed base  >$1M2020 pull through  S4Record revenue and customers in Q4  >320Active HiSeq customers yet to transition  Dx2022 launch  >1.2MWGE in 2020    6

Successful NextSeq™ 2000 Launch; Strong 550 Demand

Record
~635
NextSeq Shipments


Start
illumina

~165
New-to-NGS customers

>50%
Clinical customers

SHIPPING 2H 2021

P1 Flow Cell
20-40Gb Output

40%
NextSeq 2K/1K

35%
NextSeq 550

25%
NextSeq Dx

illumina

7

 Low Throughput Systems Remain Key NGS Entry Point  >500  New customers  >10K  Installed base  21  IVD partners  >6,100 Customers in 122 Countries  8

   Major Population Initiatives Scale Up in 2021  Whole genome equivalents 2021+40% vs 2020  2020  2021E  ~300,000WGE1  ~450,000WGE  WGE = Whole Genome Equivalent, assumes 120 gigabases (Gb) of raw, unaligned data   Commenced Q420, ramping 2021  Expected start 1H 2021  Continuing into 2H 2021  Programs contributing to revenue in 2021  >20  9   ~50%GROWTH

Announcing Illumina Connected Analytics to Power Multi-Omics Discovery at Massive Scale

50x Faster

Mapping/variant calling for WGS

~5x Lower

Data footprint from compression

illumina


Illumina Connected Analytics
Sequencing
Analyze
Interpret
Aggregate
Explore
Share

Select Customers

POPULATION GENOMICS

NARLabs
National Applied Research Laboratories
National Center for High-performance Computing
Taiwan

CLINICAL TESTING LABS

RESEARCH INSTITUTES

THE UNIVERSITY OF MELBOURNE

10

Illumina is a Leader in Clinical Genomics  >$1.5B 2020 Clinical revenue  37 IVD partners 56 Countries with IVDs  >130 Channel partners  >2100 Clinical employees  ~$3B Invested in R&D over last 5 years  11

Coverage Decisions Drive U.S. NIPT Growth

U.S. Covered Pregnancies (Millions)



1.9
0.4
CENTENE Corporation
Washington
Illinois
Connecticut
Maryland
Others
0.4
UnitedHealthcare
aetna
Oregon
Wisconsin
0.3
Kaiser
Texas
New York
3.0
2019 Total Coverage
Coverage Starting 2020
Coverage Starting 2021
Expected adds 2021
Expected Coverage by 2021 YE

ACOG | Society for Maternal·Fetal Medicine

Guidelines updated to endorse average risk

>1M

Additional pregnancies covered by end of 2021

FDA

IVD approval expected 2022

illumina

12

   Growing Adoption of Comprehensive Genomic Profiling in Oncology   205MU.S. Covered LivesVs 174M 2019   61%Of clinal trials are biomarker driven (2019)  >25%CAGREstimate for CGP by 2025  55+Oncology therapies require genomic CDX testing  14  Target  Examples of drug in market  TMB / MSI    HRD    EGFR    NTRK 1/2/3 Fusions    HER2    7Therapies with approved liquid biopsy claims

 TSO 500 is a Market Leading Distributable CGP Panel    +130%2020 Revenue Growth  250+Global Customers  HRD  IVD LaunchEU and U.S. in 2021  TSO 500 Tissue/Liquid Biopsy Collaboration Partners  NEW PHARMA PARTNERSHIPS  EXISTING CDX PARTNERSHIPS  15

Achieved Key Technology Breakthroughs Towards Next Order of Magnitude Improvements

Pushing the boundaries of cluster density and nanofabrication

5x Increased density

Flow cell micrographs of same unit area



2x Flow cell / wafer

300mm wafer with nanoimprint lithography



90% Reduction in flow cell COGS achievable

Breakthrough SBS improvements and IP

3x

Increase in accuracy

2x

Faster cycle times

2x

Longer reads

illumina

16

Illumina SBS Uniquely Delivers Accuracy, Scale and Price Required to Make Human WGS Routine


$10,000
$1,000
$100
Cost of High Accuracy 30X Human Genome
2014
Today
In Development
$1000
1/3
Genome / run
>10X
Price difference
$600
>48
Genomes / run
CURRENT
LIST PRICE
Up to 80x
Price difference
$100
Illumina SBS
Long Read

Note: Price per genome assumes ~120Gb of data to generate 30x or greater coverage and is based on NovaSeq v1.5 list price and what Illumina is charged to generate 120Gb of high accuracy data using alternative, non-SBS technologies.

illumina

17

Applying AI to World's Largest Genomic Dataset to Enable More Customer Applications

2020 Launched	Pharmacogenomics	**>99.0%** *Accuracy in CYP2D6*
	Repeat expansions	**>97.3%** *Sensitivity in tandem repeats* **99.6%** *Specificity in tandem repeats*
	Gene paralogs	**>99.7%** *Accuracy in SMA genes*
In Development	PrimateAI v2 (2021)	*Deep learning to classify VUS*
	SpliceAI v2 (2021)	*Deep learning to predict splice sites*

Illumina AI & Data Science Technologies

- **Genomic Data >1M Samples**
- **Clinical Truth Sets and Annotation**
- **Deep Neural Networks**
- **Graph Based Algorithms**

illumina

18

Multi-omics Growth Driving Demand for Illumina Sequencing    Transcriptome  Epigenetics  Immunome  Gene Editing  Proteome  Somatic  DNA  Proteins  Methylation  Spatial  Single cell  Germline  RNA  Synthetic Bio  19

   2021 Financial Guidance            $3.79B – $3.88BFY21 Revenue Guidance  ~24%Operating Margin  17% – 20%Revenue Growth  $5.10 – $5.35Non-GAAP EPS  Growth at Guidance Midpoint   ~20%Sequencing    ~20%Sequencing Consumables    ~33%Sequencing Instruments    ~5%Arrays    20  Note: Illumina 2021 financial guidance excludes the pending acquisition of GRAIL

   21

 Early Cancer Detection Saves Lives  22  Low 5-year cancer-specific mortalitywhen diagnosed early  High 5-year cancer-specific mortalitywhen diagnosed late     79%Distant Metastases  11%Localized        71%   of cancer-related deaths today are in cancers with no recommended screening

   GalleriTM is Pioneering Multi-Cancer Early Detection  100K+ ParticipantsParticipants in prospective clinical trials   400 PatentsIssued or pending  67% Sensitivity In 12 deadliest cancers  <1%False positives  Launching 2H 2021  Launching Q2 2021  23

   GRAIL Announces New MRD Pharma Collaborations    24  New Collaborators

 Illumina in 2021  Sequencing Strength         Pending GRAIL Acquisition  Clinical Momentum    25

   26

 Illumina, Inc.Preliminary Results of Operations – Non-GAAP(unaudited)  Our performance and financial results are subject to risks and uncertainties, and actual results could differ materially from the preliminary results set forth below. Some of the factors that could affect our financial results are included from time to time in the public reports filed with the Securities and Exchange Commission, including Form 10-K for the fiscal year ended December 29, 2019 filed with the SEC on February 10, 2020, Form 10-Q for the fiscal quarter ended March 29, 2020, Form 10-Q for the fiscal quarter ended June 28, 2020, and Form 10-Q for the fiscal quarter ended September 27, 2020. We assume no obligation to update any forward-looking statements or information.  RECONCILIATION BETWEEN PRELIMINARY GAAP AND NON-GAAP EARNINGS PER SHARE ATTRIBUTABLE TO ILLUMINA STOCKHOLDERS:      Three Months Ended    January 3, 2021  Preliminary GAAP diluted earnings per share attributable to Illumina stockholders  $ 1.71  Amortization of acquired intangible assets   0.05  Expenses related to COVID-19 (b)   0.07  Gain on litigation (c)   (0.01)  Acquisition-related expenses (d)   0.37  Non-cash interest expense (e)   0.08  Strategic investment related gain, net (f)   (1.08)  Gain on contingent value right (g)   (0.02)  Incremental non-GAAP tax expense (h)   0.09  Income tax benefit (i)   (0.06)  Preliminary non-GAAP diluted earnings per share attributable to Illumina stockholders (a)  $ 1.20      The preliminary unaudited financial information included in this table is approximate and subject to change. We will report our fourth quarter and full year fiscal 2020 results in February.

 Illumina, Inc.Preliminary Results of Operations – Non-GAAP - Continued(unaudited)  (a) Non-GAAP diluted earnings per share attributable to Illumina stockholders exclude the effect of the pro forma adjustments as detailed above. Non-GAAP diluted earnings per share attributable to Illumina stockholders is a key component of the financial metrics utilized by the company’s board of directors to measure, in part, management’s performance and determine significant elements of management’s compensation. Management has excluded the effects of these items in these measures to assist investors in analyzing and assessing our past and future core operating performance.(b) Amount consists of direct and incremental expenses incurred due to the COVID-19 pandemic.(c) Amount consists of a gain related to a patent litigation judgement.(d) Amount consists of acquisition-related expenses related to the pending acquisition of GRAIL, Inc.(e) Non-cash interest expense is calculated in accordance with the authoritative accounting guidance for convertible debt instruments that may be settled in cash.(f) Amount consists primarily of mark-to-market adjustments from our strategic investments.(g) Amount consists of fair value adjustments related to our contingent value right received from Helix. (h) Incremental non-GAAP tax expense reflects the tax impact of the non-GAAP adjustments listed. (i) Amount represents tax deductions taken in excess of stock compensation cost.

 Illumina, Inc.Reconciliation of Non-GAAP Financial Guidance(unaudited)  Our future performance and financial results are subject to risks and uncertainties, and actual results could differ materially from the guidance set forth below. Some of the factors that could affect our financial results are included from time to time in the public reports filed with the Securities and Exchange Commission, including Form 10-K for the fiscal year ended December 29, 2019 filed with the SEC on February 10, 2020, Form 10-Q for the fiscal quarter ended March 29, 2020, Form 10-Q for the fiscal quarter ended June 28, 2020, and Form 10-Q for the fiscal quarter ended September 27, 2020. We assume no obligation to update any forward-looking statements or information.    Fiscal Year 2021  GAAP diluted earnings per share attributable to Illumina stockholders (a)  $4.76 – $5.01  Amortization of acquired intangible assets  0.18  Non-cash interest expense (b)  0.24  Incremental non-GAAP tax expense (c)  (0.08)  Non-GAAP diluted earnings per share attributable to Illumina stockholders (a)  $5.10 – $5.35      (a) Guidance excludes the potential impact of the pending acquisition of GRAIL, Inc., which is expected to close in the second half of 2021.(b) Non-cash interest expense is calculated in accordance with the authoritative accounting guidance for convertible debt instruments that may be settled in cash.(c) Incremental non-GAAP tax expense reflects the tax impact related to the non-GAAP adjustments listed.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or Registration Statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the consent solicitation statement/prospectus that is included in the Registration Statement, as well as in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the consent solicitation statement/prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.